

11006021



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
PE 01/31/11

February 24, 2011

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-24-11

Re: General Electric Company
Incoming letter dated January 31, 2011

Dear Mr. Mueller:

This is in response to your letter dated January 31, 2011 concerning the shareholder proposal submitted to GE by David Ridenour. On January 18, 2011, we issued our response expressing our informal view that GE could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that GE's policies, practices and procedures compare favorably with the guidelines of the proposal and that GE has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: David Ridenour

*** FISMA & OMB Memorandum M-07-16 ***

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client C 32016-00092

January 31, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of David Ridenour
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

On December 14, 2010, we submitted a letter (the "No-Action Request") on behalf of our client, General Electric Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("the Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (collectively, the "2011 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from David Ridenour (the "Proponent"). The Proposal requests that the Company's Board of Directors "report to shareholders by November 1, 2011 on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities." A copy of the Proposal and related correspondence with the Proponent is attached hereto as Exhibit A.

The No-Action Request indicated our belief that the Proposal could be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal related to the Company's ordinary business operations (involving the Company in the political or legislative process relating to specific legislative initiatives). On January 18, 2011, the Staff stated that it was unable to concur that the proposal could be excluded pursuant to Rule 14a-8(i)(7).

In light of recent actions taken by the Company to address the matters requested in the Proposal, we respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10), because the Company has substantially implemented the Proposal by preparing and posting on its website a political contributions report.

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Background.

Rule 14a-8(i)(10) permits a company to exclude a shareowner proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) ("1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release.

Applying this standard, the Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Thus, when a company can demonstrate that it has already taken actions to address each element of a shareowner proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

At the same time, a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareowners to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareowners to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

B. Analysis.

The Company has provided extensive transparency into its legislative and regulatory public policy advocacy activities. In connection with reviewing the Proposal, the Company reevaluated its website disclosure regarding its public policy advocacy activities and determined to revise and supplement such disclosure to include a detailed report on the "Identification, Evaluation and Prioritization of Public Policy Issues Important to GE" (the "Report"). The Report, a copy of which is attached hereto as Exhibit B, is posted on the Company's website at http://www.ge.com/files_citizenship/pdf/ge_statement_public_policy_issues.pdf. The Report substantially implements the Proposal for purposes of Rule 14a-8(i)(10) by implementing the Proposal's essential objective of reporting "on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities."

The Proposal states that the Company's report to shareowners "may" address five specific topics. As discussed below, even though the Proposal describes these as topics that "may" be addressed, the Report responds to and addresses each of them. Accordingly, the Report clearly addresses the Proposal's concerns and essential objectives. First, the Proposal requests that the report should "[d]escribe the process by which the [C]ompany identifies, evaluates and prioritizes public policy issues of interest to the [C]ompany." The Report addresses this feature of the Proposal, in that it describes how the Company's government relations group asks each of the Company's business teams "to provide an annual assessment of their legislative and regulatory priorities." In addition, the Report notes how the Company's government relations group uses these annual assessments "to determine [the Company's] overall public policy priorities for the upcoming year." The Report further describes that "[t]hese priorities are then reviewed quarterly to take into account new and changing circumstances." Finally, the Report reveals that "[t]his process takes into consideration [the Company's] strategic objectives, and there is no pre-assigned formula for determining [the Company's] public policy priorities or advocacy strategy."

Second, the Proposal requests that the report to shareowners should "[d]escribe the process by which the [C]ompany enters into alliances, associations, coalitions and trade associations for the purpose of affecting public policy." The Report addresses this feature of the Proposal in that it describes how the Company decides whether to work through trade associations or industry coalitions in connection with its public policy priorities. The Report indicates that once the Company's businesses have identified their respective public policy priorities, the businesses also "provide input on the appropriate advocacy plan or strategy to achieve a successful outcome – including whether or not [the Company] will advocate directly for a priority or through one of its trade associations or industry coalitions." The Report articulates that the Company will work with a trade association in connection with a public policy priority in order "to facilitate coordination with other companies with similar priorities and where their reputation, effectiveness, expertise and relationships can assist [the Company] in achieving the [C]ompany's goals." In situations where the Company has already decided to work through a trade association, the Report notes that "[f]or each association from which [the Company] receives a notice that the association has spent or will spend $25,000 or more of [the Company's] payments in a fiscal year on non-deductible lobbying and/or political expenditures under Internal Revenue Code Section 162(e), [the Company] will ask the trade association to identify the portion of those payments used to fund independent expenditures expressly advocating for or against candidates in elections for public office."

Third, the Proposal requests that the report to shareowners should "[d]escribe the process by which the [C]ompany evaluates the reputational impact of its public policy advocacy positions." The Report addresses this feature of the Proposal by stating that reputational impact is evaluated in advance as one of the criteria used to evaluate and prioritize public policy issues. Specifically, the report states that as part of its identification process, the Company's government relations group and management review a number of factors in evaluating the public policy priorities for the upcoming year, including "potential reputational impact and risks of pursuing or not pursuing any particular priority."

Fourth, the Proposal requests that the report to shareowners should "identi[f]y and describe public policy issues of interest to the [C]ompany." The Report addresses this feature of the Proposal in that it contains a bullet-point list of the Company's public policy priorities for 2010 as identified by each of its businesses, including Technology Infrastructure, Energy Infrastructure, Consumer & Industrial, GE Capital and NBC Universal.

Finally, the Proposal requests that the report to shareowners should "[p]rioritize the issues by importance to creating shareholder value." The Report addresses this feature of the Proposal when it states that creating and maximizing shareowner value is a central consideration in the Company's process for evaluating and prioritizing public policy issues. For example, the Report specifically states that the Company will "set commercial priorities to increase shareowner value mindful that [the Company's] commercial success depends upon forward progress on broader public policy imperatives."

Accordingly, each element of the Proposal is specifically addressed by the Report that has been made available on the Company's website. When a company has already acted favorably on an issue addressed in a shareowner proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its shareowners to vote on that same issue. In this regard, the Staff has on numerous occasions concurred with the exclusion of proposals where the company had already addressed each element requested in the proposal. *See, e.g., Alcoa Inc.* (avail. Feb. 3, 2009) (concurring with the exclusion of a proposal requesting a report on global warming where the company had already prepared an environmental sustainability report); *Caterpillar Inc.* (avail. Mar. 11, 2008) (same); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008) (same); *PG&E Corp.* (avail. Mar. 6, 2008) (same); *Allegheny Energy, Inc. (Premoshis)* (avail. Feb. 20, 2008) (same); *Honeywell International, Inc.* (avail. Jan. 24, 2008) (same); *ConAgra Foods, Inc.* (avail. July 3, 2006) (concurring with the exclusion of a proposal requesting that the board of directors issue a sustainability report to shareowners); *Raytheon Co.* (avail. Jan. 25, 2006) (same); *Exxon Mobil Corp.* (avail. Mar. 18, 2004) (concurring with the exclusion of a proposal requesting a report on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions); *Xcel Energy Inc.* (avail. Feb. 17, 2004) (same). Moreover, the Company's actions in reviewing, revising and supplementing its disclosures to address the matters raised in the Proposal clearly compares favorably with the guidelines of the proposal. *See Texaco, Inc.* (avail. Mar. 28, 1991).

Accordingly, we believe that the Company's actions to revise its website disclosure regarding the identification and prioritization of its public policy activities substantially implements the Proposal, and that the Proposal may be excluded from the 2011 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

We further request that the Staff waive the 80-day filing requirement as set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." Although it took some time for the Company to be able to take the steps necessary to respond to and substantially implement the Proposal, the Company did so by the deadline requested in the Proposal. Accordingly, we believe that good cause for a waiver exists.

Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

GIBSON DUNN

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Counsel, Corporate & Securities, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Lori Zyskowski, General Electric Company
David Ridenour

Exhibit A

RECEIVED

NOV 08 2010

B. B. DENNISTON III

*** FISMA & OMB Memorandum M-07-16 ***

November 5, 2010

Mr. Brackett B. Denniston, III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06821

Dear Mr. Denniston,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the General Electric Company (the "company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

I own 350 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. I intend to hold the shares through the date of the Company's next annual meeting of shareholders. Proof of ownership will be submitted by separate correspondence.

If you have any questions or wish to discuss the Proposal, please contact Mr. Ridenour at OMB Memorandum Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. David Ridenour, *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



David Ridenour

Attachment: Shareholder Proposal – Lobbying Report

Lobbying Report

Resolved: The shareholders request the board of directors, at reasonable cost and excluding confidential information, report to shareholders by November 1, 2011 on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities.

The report may:

1. Describe the process by which the company identifies, evaluates and prioritizes public policy issues of interest to the company;
2. Describe the process by which the company enters into alliances, associations, coalitions and trade associations for the purpose of affecting public policy;
3. Describe the process by which the company evaluates the reputational impact of its public policy advocacy positions;
4. Identity and describe public policy issues of interest to the company;
5. Prioritize the issues by importance to creating shareholder value.

Supporting Statement

As General Electric's primary responsibility is to create shareholder value, the company should ensure its legislative and regulatory public policy advocacy activities advance the company's long-term interests and shareholder value in a transparent and lawful manner.

The company's current disclosure about its public policy interests and advocacy is inadequate, especially given the significant amount of shareholder money GE spends on lobbying activities. OpenSecrets.org reported November 5, 2010 that GE had reported paying $32,050,000 in lobbying expenditures in 2010.

Greater transparency surrounding the company's lobbying activities is in the best interest of the company and shareholders. Absent a system of accountability, company assets could be used in support of policy objectives that are not in the company's long-term interest.

CEO Jeff Immelt is closely associated with President Obama and his policy agenda. Mr. Immelt serves on the President's Economic Recovery Advisory Board and GE has supported some of the President's policy agenda, including cap-and-trade legislation and the $787 billion stimulus plan.

Mr. Immelt has engaged in a high-profile lobbying effort to promote global warming-related cap-and-trade legislation by testifying in Congress, by participating in the United States Climate Action Partnership and conducting media interviews.

GE also lobbied for Congressional funding of the company's F136 engine for the Defense Department's joint strike fighter jet.

GE benefited from the economic stimulus plan as a recipient of at least $49 million in grant contracts. The company's support of cap-and-trade is partially responsible for passage of the Waxman-Markey climate change legislation in the House of Representatives.

GE's close association with President Obama may prove detrimental to the long-term interests of shareholders. The Company's involvement in lobbying for and then receiving taxpayer money from the stimulus plan has drawn criticism from conservative media and activists.

Cap-and-trade legislation is controversial and its unpopularity influenced the outcome of Congressional races in 2010.

GE's position on cap-and-trade, Congressional earmarks, and the controversial stimulus package may put the Company on a collision course with "Tea Party" activists – a significant political and social movement opposed to the growth of government that is well-regarded by many Members of Congress.

Disclosure of the company's process for determining its lobbying priorities will provide the transparency shareholders need to evaluate these public policy activities.



Lori Zyskowski
Corporate & Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2227
F 203 373 3079
lori.zyskowski@ge.com

November 12, 2010

VIA OVERNIGHT MAIL
David Ridenour

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Ridenour:

I am writing on behalf of General Electric Company (the "Company"), which received on November 8, 2010, your shareowner proposal entitled "Lobbying Report" for consideration at the Company's 2011 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or
- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

In addition, Rule 14a-8(d) of the Exchange Act requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. To remedy this defect, you must revise the Proposal and/or supporting statement so that it does not exceed 500 words.

The SEC's Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Lori Zyskowski

Enclosure

Shareholder Proposals—Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote

against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

  (i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

  (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

*** FISMA & OMB Memorandum M-07-16 ***

November 24, 2010

Mr. Brackett B. Denniston, III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06821

By Facsimile: 203-373-3079

Dear Mr. Denniston,

In response to your letter of November 12, 2010, received by me November 13, 2010, please find attached a letter from Ameritrade verifying that I now hold and have for the requisite period held sufficient shares of General Electric Company stock to permit me to propose a shareholder resolution in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934.

I submitted such a proposal on November 5 and you have said you received it on November 8.

My understanding is that Ameritrade sent you the attached letter directly on November 12 and as such, the attached copy is a duplicate. I am sending it now to make certain you receive it successfully.

If you have any questions I can be reached at the address above or directly by telephone at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



David Ridenour

Attachment: Letter to Mr. Brackett B. Denniston, III dated 11/12/10 from Ameritrade


AMERITRADE

1005 North Ameritrade Place, Bellevue, NE 68005 tdameritrade.com

November 12, 2010

Mr. Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston,

This letter is to certify that TD Ameritrade holds 350 shares of General Elecric Company (the "Company") common stock beneficially for David A. Ridenour, the proponent of a shareholder proposal submitted to the Company and submitted in accordance with Rule14(a)-8 of the Securities and Exchange Act of 1934. Two hundred eighty (280) shares were purchase on 03/01/2001 and seventy (70) shares were purchased on 04/04/2002 and TD Ameritrade continues to hold said stock.

Sincerely,



Jack Rynes
Research & Resolution
TD Ameritrade

GIBSON DUNN

Exhibit B



Identification, Evaluation and Prioritization of Public Policy Issues Important to GE

Because GE is one of the world's largest companies, active in many sectors of the global economy with about 300,000 employees and 5 million shareowners around the world, public policy decisions will inevitably affect our business. Accordingly, the Board of Directors believes that it is in the best interests of shareowners for GE to promote sound public policies at the international, national and local levels. To this end, GE's government relations group asks each of the company's business teams to provide an annual assessment of their legislative and regulatory priorities. The international law and policy team does this as well, both regionally and globally. Each business provides a description of the public policy priority, ties it to a GE objective and provides input on the significance of the issue to the company. The businesses also provide input on the appropriate advocacy plan or strategy to achieve a successful outcome - including whether or not GE will advocate directly for a priority or through one of its trade associations or industry coalitions. We work through these associations to facilitate coordination with other companies with similar priorities and where their reputation, effectiveness, expertise and relationships can assist us in achieving the company's goals. Once each business has rolled up its priorities, the government relations team uses this list to determine GE's overall public policy priorities for the upcoming year. These priorities are then reviewed quarterly to take into account new and changing circumstances.

In evaluating the public policy priorities for the upcoming year, our government relations team and management review a number of factors, including potential reputational impact and risks of pursuing or not pursuing any particular priority. We set commercial priorities to increase shareowner value mindful that our commercial success depends upon forward progress on broader public policy imperatives. This process takes into consideration GE's strategic objectives, and there is no pre-assigned formula for determining GE's public policy priorities or advocacy strategy.

For 2010, the following were GE's priorities by business

Technology Infrastructure
- Access to healthcare in emerging markets
- Healthcare public policy and costs
- Privacy and product security
- Product quality and patient and operator safety
- Government and military sales
- Governance, ethics and anti-corruption efforts in emerging markets
- Research involving embryonic stem cells
- Security and human rights (including employee safety)

Energy Infrastructure
- Government sales
- Governance, ethics and anti-corruption efforts in emerging markets
- Environmental management issues, including air quality, climate change (both in relation to the development of product solutions to address this topic and the energy efficiency of our operations)
- Energy policy

Consumer & Industrial
- Emerging markets, consumer spending and value products
- Product energy efficiency
- Privacy
- Superior information management and automation solutions
- Product safety

GE Capital
- Compliance and governance in challenging operating environments
- Data privacy and security
- Anti-money laundering
- Disclosure practices (e.g., transparency with customers)
- Environmental concerns (as they relate to the debt and equity financing activities of GE Commercial Finance in addition to Equipment Finance and Aviation Finance)
- Risks and opportunities of emerging markets
- Responsible consumer lending

NBC Universal
- Broadcast standards
- Distributing content through digital media
- Intellectual property protection and anti-piracy
- Effecting positive change to the environment by raising awareness and educating consumers

U.S. Political Contributions, Disclosure and Trade Associations

The success of GE depends significantly on sound public policies at the national, state and local levels. Governments, through advancing their legitimate regulatory and political interests, affect the commercial environment in which GE operates. Every day, issues vital to GE's ability to recognize value for the company's stakeholders are debated and decided in the U.S. Congress, in state legislatures and in local forums across the country — issues such as trade, taxes, energy, healthcare, environment and legal liability, to name a few. Accordingly, it is important that GE participates in the political process including contributing to political campaigns through the GE Political Action Committee (GEPAC) and through company contributions where legal and appropriate under state law.

GE and GEPAC make bipartisan contributions to political candidates and initiatives that support the advancement of the company's policies and programs and promote innovation, sustainable economic growth and the interests of the industries in which GE operates. In determining which candidates and initiatives to support, GE and GEPAC representatives balance, among other factors, the views promoted by a candidate, the quality and effectiveness of the candidate or organization to which the contribution is made and the appropriateness of the GE level of involvement in the election. With respect to particular candidates, the company considers, among other factors:

- The personal characteristics of a particular candidate (including the candidate's integrity and effectiveness).
- Whether the candidate sits on a committee that addresses legislation affecting GE businesses or the global economy.
- Whether the candidate represents a state or district within which a GE business operates or is located.
- The candidate's committee standing and ranking.
- The candidate's elected political leadership position and voting record.

GE Contributions

As part of its oversight role in public policy and corporate social responsibility, the Public Responsibilities Committee of the board of directors reviews at least annually the company's policies and practices related to political contributions.

Federal U.S. law prohibits companies from contributing to candidates for federal office, but many states allow corporate contributions to state and local candidates, committees, political organizations and ballot issue campaigns. As described in the company's code of conduct, *The Spirit & The Letter*, any contribution of company funds or other assets for political purposes in the United States must be approved in advance by the GE vice president for government relations. Political contributions made with company funds outside the United States must be approved by both the GE vice president for government relations and the vice president for international law and policy, or by their designees. The Company also maintains a Corporate Oversight Committee comprising five senior GE officers and leaders to oversee GE policies governing corporate political contributions and contribution activity. The Corporate Oversight Committee receives reports on GE political contribution activities regularly from the GE vice president for government relations.

In 2009, GE contributed $775,186 to political candidates and initiatives. GE also belongs to a number of trade associations at the national, state and local levels. For each association from which GE receives a notice that the association has spent or will spend $25,000 or more of GE payments in a fiscal year on non-deductible lobbying and/or political expenditures under Internal Revenue Code Section 162(e), we will ask the trade association to identify the portion of those payments used to fund independent expenditures expressly advocating for or against candidates in elections for public office. We will include in our political contributions report any responses we receive to such requests.

Independent Expenditures

GE has a longstanding practice against using corporate resources for the direct funding of independent expenditures expressly advocating for or against candidates in elections for public office. In 2010, the Public Responsibilities Committee adopted this practice as a formal policy.

GEPAC Contributions

GE has long had political action committees so that GE employees, acting together, can support candidates who share the company's interests, values and goals. GE employees manage GEPAC in a way that is completely consistent with the company's commitment to integrity.

GEPAC is an independent, non-partisan, voluntary fund supported by GE employees who choose to participate in the political process by pooling their resources to elect candidates who share the values and goals of the company and its employees. GEPAC raises voluntary contributions from eligible GE employees and supports candidates for the U.S. Senate and House of Representatives and selected state candidates. In addition, contributions to certain national party organizations are made when appropriate. GEPAC also makes contributions to certain state office candidates so long as federal PAC contributions are permitted to state candidates in accordance with state laws. These states currently include Ohio, Pennsylvania, Wisconsin, Kentucky, North Carolina, South Carolina and Texas.

A committee, which is made up of employees nominated from GE businesses and corporate components, directs contributions. The GEPAC Board sets overall budget targets, and day-to-day decisions are delegated to a subcommittee of the GEPAC Board. GEPAC retains counsel to ensure compliance with the spirit and letter of all applicable laws and regulations.

In March 2011, a separate PAC will be established to ensure compliance with new SEC rules applicable to investment advisers. This new PAC will be supported exclusively by GE employees who are subject to SEC, MSRB and/or other rules impacting political contributions by certain financial professionals. This new PAC will contribute only to federal candidates and committees. A board will govern and oversee this new "federal only" PAC and will work with counsel to ensure compliance with the spirit and letter of all applicable laws and regulations.

In 2009, GEPAC raised just under $1.2 million from more than 4,000 employees and contributed $993,000 to federal and $119,850 to state candidates in the United States. The Federal Election Commission regulates GEPAC's activities. Reports detailing its activities are available on the FEC web site at www.fec.gov.